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                                                              August 22, 2005


VIA FAX AND EDGAR


Mr. Yong Choi
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549


Re:        U.S.Microbics, Inc.
File No.   0-14213
Form 10-KSB for fiscal year ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Dear Mr. Choi

This will acknowledge receipt of your letter of comment dated August 8, 2005, with regard to the above referenced filings. Our responses, which follow your comments, are in italics.

FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 20, 2004
--------------------------------------------------------

COMMENT 1
---------

Controls and Procedures, page 32
--------------------------------

1. We reissue our prior comment number one in our letter dated June 23, 2005. Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (C) of
         Item 307 of the Regulation S-K. The reference to "no significant changes" indicates shere has been some change which should be discussed.

RESPONSE:

AS REQUIRED BY RULE 13A-15(d), THE COMPANY'S CHAIRMAN AND CHIEF FINANCIAL OFFICER, ALSO CONDUCTED AN EVALUATION OF THE COMPANY'S INTERNAL CONTROLS OVER FINANCIAL REPORTING TO DETERMINE WHETHER ANY CHANGES OCCURRED DURING THE FOURTH FISCAL QUARTER THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. THERE WERE NO CHANGES IN THE COMPANY'S INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD MATERIALLY AFFECTED OR ARE REASONABLE LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF THE MOST RECENT EVALUATION.

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It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

THE COMPANY WILL ENSURE THAT THIS IS DISCLOSED IN ITS FUTURE FILINGS.


COMMENT 2
---------

Consolidated Statements of Deficiency in Stockholders' Equity, page F-6
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2.       We note your response to our prior comment number three in our letter dated June 23, 2005. Please advise us of the following:

         a. Tell us what deferred equity issuance costs and deferred financing costs presented as components of the shareholder's equity represent.

         b. Tell us how you account for deferred equity issuance costs and deferred financing costs subsequently upon initial capitalization.

         c. In your response, you stated, "the deferred costs shall be charged against the gross proceeds of the offering." If you are netting direct offering costs against the gross proceeds, explain why you presented deferred equity issuance costs.

RESPONSE:

DEFERRED FINANCING COSTS OF $655,810 AT SEPTEMBER 30, 2004 CONSISTS OF THE
--------------------------------------------------------------------------
FOLLOWING:
----------

DURING THE YEAR ENDED SEPTEMBER 30, 2002, THE COMPANY ISSUED 10,000 SHARES OF ITS SERIES D PREFERRED STOCK TO AN INVESTOR TO SECURE A $166,540 LETTER OF CREDIT PURSUANT TO A REMEDIATION CONTRACT; THE SHARES WERE VALUED AT $166,540. UPON EXPIRATION OF THE LETTER OF CREDIT, THE SHARES WILL BE RETURNED.

DURING THE YEAR ENDED SEPTEMBER 30, 2004, THE COMPANY ISSUED 30,000 SHARES OF ITS SERIES D PREFERRED STOCK TO AN INVESTOR TO SECURE A $ 305,000 LETTER OF CREDIT PURSUANT TO A REMEDIATION CONTRACT; THE SHARES WERE VALUED AT $ 305,000. UPON EXPIRATION OF THE LETTER OF CREDIT, THE SHARES WILL BE RETURNED.

DURING THE YEAR ENDED SEPTEMBER 30, 2004, THE COMPANY'S MAJORITY OWNED SUBSIDIARY, SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC .("SSWM") ISSUED A TOTAL OF 150,000 SHARES OF ITS SERIES B PREFERRED STOCK TO INVESTORS TO SECURE LETTERS OF CREDIT AGGREGATING $184,270 PURSUANT TO A REMEDIATION CONTRACT; THE SHARES WERE VALUED AT $ 184,270. UPON EXPIRATION OF THE LETTERS OF CREDIT, THE SHARES WILL BE RETURNED.

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SHOULD THE LETTERS OF CREDIT BE CALLED, THE VALUE OF THE SHARES DEFERRED SHALL
BE CHARGED TO OPERATIONS AS A PERIOD COST.

DEFERRED EQUITY ISSUANCE COSTS OF $783,500 AT SEPTEMBER 30, 2004 CONSISTS OF
----------------------------------------------------------------------------
THE FOLLOWING:
--------------

IN JUNE, 2004, SSWM ENTERED INTO AN EQUITY LINE AGREEMENT WITH FUSION CAPITAL. IN CONNECTION WITH THE LINE, THE SSWM HAS, AT ITS SOLE OPTION, TO PUT SHARES OF ITS REGISTERED COMMON STOCK TO FUSION AT A PRICE EQUAL TO THE CURRENT MARKET VALUE OF THE COMMON STOCK, LESS AN AGREED UPON DISCOUNT. IN EXCHANGE FOR ENTERING INTO THIS AGREEMENT, SSWM, ISSUED AN AGGREGATE OF 1,050,000 OF ITS SHARES OF COMMON STOCK HAVING A FAIR MARKET VALUE OF $288,500. IN ADDITION, SSWM ISSUED AN AGGREGATE OF 2,000,000 WARRANTS HAVING A FAIR VALUE OF $495,000 TO ACQUIRE IT'S COMMON STOCK TO FUSION IN CONNECTION WITH THE PLACEMENT OF THE SHARES.

DURING THE YEAR ENDED SEPTEMBER 30, 2004 AND THROUGH THE DATE OF THIS LETTER, SSWM HAS ELECTED NOT TO MAKE ANY SALES OF ITS REGISTERED COMMON STOCK TO FUSION UNDER THE EQUITY LINE AGREEMENT.

SHOULD THE COMPANY ELECT TO MAKE ANY SALES UNDER THE EQUITY LINE AGREEMENT, THE AGGREGATE AMOUNT OF $783,500 SHALL BE CHARGED AGAINST THE PROCEEDS AS RECEIVED THROUGH A REDUCTION IN ADDITIONAL PAID IN CAPITAL. SHOULD THE EQUITY LINE BE terminated, the deferred equity costs shall be charged to operations as a period cost.


COMMENT 3
---------

3. We have read your proposed disclosure in response to our prior comment number seven in our letter dated June 23, 2005. Please advise us of the following:

         a. Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to insure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please refer the Exchange Act Rule 13a-15(e)

         b. Indicate whether there wee any changes to internal controls over financial reporting. Please refer to paragraph (C) of
                  Item 307 of the Regulation S-K.

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RESPONSE:

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
------------------------------------------------

AS OF THE END OF THE PERIOD COVERED BY THIS QUARTERLY REPORT, WE CONDUCTED AN EVALUATION, UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, OF OUR DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN RULES 13A-15(E) OF THE EXCHANGE. BASED UPON THAT EVALUATION, THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, AS OF THE DATE OF THEIR EVALUATION, IN TIMELY ALERTING THEM TO MATERIAL INFORMATION REQUIRED TO BE DISCLOSED IN REPORTS FILED BY THE COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

AS REQUIRED BY RULE 13A-15(D), THE COMPANY'S CHAIRMAN AND CHIEF FINANCIAL OFFICER, ALSO CONDUCTED AN EVALUATION OF THE COMPANY'S INTERNAL CONTROLS OVER FINANCIAL REPORTING TO DETERMINE WHETHER ANY CHANGES OCCURRED DURING THE FISCAL QUARTER THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. THERE WERE NO CHANGES IN THE COMPANY'S INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD MATERIALLY AFFECTED OR ARE REASONABLE LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF THE MOST RECENT EVALUATION.

IT SHOULD BE NOTED THAT ANY SYSTEM OF CONTROLS, HOWEVER WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE, AND NOT ABSOLUTE, ASSURANCE THAT THE OBJECTIVES OF THE SYSTEM WILL BE MET. IN ADDITION, THE DESIGN OF ANY CONTROL SYSTEM IS BASED IN PART UPON CERTAIN ASSUMPTIONS ABOUT THE LIKELIHOOD OF FUTURE EVENTS.

THE COMPANY WILL BE ENSURE THAT THIS IS DISCLOSED IN ITS FUTURE FILINGS


The Company acknowledges that:

         The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

         Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

         The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

         This response letter has been reviewed by our auditors.

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         We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at
(760) 918-1860 x111.


Yours truly,


U.S. Microbics, Inc.


/s/ Conrad Nagel
-----------------------------
Conrad Nagel
Chief Financial Officer